

August 26, 2024

Adam Goldstein
Chief Executive Officer
Archer Aviation Inc.
190 West Tasman Drive
San Jose, California 95134

>   **Re: Archer Aviation Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 13, 2024**
>   **File No. 333-281517**

Dear Adam Goldstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing